Brian T. London

Associate

+1.215.963.5886

brian.london@morganlewis.com

May 26, 2022

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors' Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Marquigny:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone, regarding the Trust's post-effective amendment no. 317, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 321, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the Legal & General Long Life Fund (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Legal & General Investment Management America, Inc. (the "Adviser") for the specific purpose of responding to the Staff's comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

General Comment

1.	Comment. Please confirm that the Fund's ticker symbol will be updated on the prospectus and SAI cover pages.

Response. The Trust confirms that the Fund's ticker symbol will be updated on the prospectus and SAI cover pages.

Comments on the Prospectus

2.	Comment. Please (a) replace "buy and hold" with "buy, hold and sell" and (b) bold the sentence that follows in the disclosure preceding the fee table.

Response. The requested changes have been made.

3.	Comment. Please revise the "Shareholder Fees" table such that it specifically lists each class of shares offered by the Fund.

Response. The requested change has been made.

Rebecca Marquigny, Esq.

May 26, 2022

4.	Comment. With respect to the excluded expenses described in footnote 3 to the fee table, please supplementally provide examples of costs and expenses, other than brokerage commissions, that relate to the securities that are purchased and sold by the Fund.

Response. With respect to the excluded expenses described in footnote 3 to the fee table, costs and expenses, other than brokerage commissions, that relate to the securities that are purchased and sold by the Fund include trading costs such as bid/ask spread and price impact.

5.	Comment. In the "Principal Investment Strategies" section:

(i). Please revise the first paragraph to clarify how the Fund's strategy will be implemented, including a description of the types of investments in which the Fund will invest and how the Adviser will choose such investments.

Response. The first paragraph has been replaced with the following:

The Fund seeks to achieve its investment objective primarily by investing in other mutual funds for which the Adviser also serves as investment adviser ("LGIMA Underlying Funds"), with a target asset allocation strategy that emphasizes investments in equity securities in an amount equal to 60% of its assets and exposure to fixed-income securities in an amount equal to 40% of its assets. The Fund's equity component will also utilize an option collar strategy to attempt to mitigate losses in downward market cycles and increase portfolio income, as described in greater detail below.

(ii). The Staff notes that the second paragraph provides that the Fund's asset allocation will be adjusted in response to the Adviser's market outlook "and other factors." Please describe such other factors.

Response. The referenced language has been deleted.

(iii). Please explain in clear and concise language the meaning of the following phrase: "provided the Adviser believes the Fund's expected volatility level in connection with such investments will be consistent with the Fund's long-term risk assumptions."

Response. The language has been revised as follows: "provided the Adviser believes that any additional portfolio risk from such increased allocation is appropriate and in line with the Adviser's then-current market assumptions, including estimates of expected market volatility and correlation across underlying assets."

(iv). Please revise the third paragraph to distinguish between the Fund's direct equity investments, if any, and those of the Legal & General Global Developed Equity Index Fund (the "Index Fund").

Response. The third paragraph has been replaced with the following:

With respect to its equity investments, the Fund will invest primarily in the Legal & General Global Developed Equity Index Fund (the "Index Fund") to passively track exposure to the securities included in the MSCI World Index, the Index Fund's primary benchmark index. Through its investments in the Index Fund, the Fund may gain exposure to equity securities, equity ETFs, equity futures and/or equity swaps, including total return swaps. The Fund expects to gain exposure to derivatives that are primarily entered into on U.S. exchanges but may also be exposed to derivative transactions conducted outside of the U.S. In addition to its investments in the Index Fund, the Fund may also invest directly in exchange-traded funds ("ETFs") and options for liquidity management purposes.

Rebecca Marquigny, Esq.

May 26, 2022

(v). Please confirm whether the intent of the option collar strategy is to serve as a course correction strategy if the Index Fund fails to adequately track the index. If that is the intent of the option collar strategy, please explain this more clearly. If that is not the intent of the option collar strategy, please describe the "downside risk" the option collar strategy is designed to mitigate.

Response. The intent of the option collar strategy is to attempt to mitigate losses in downward market cycles associated with owning equity securities. In response to this comment, the phrase "mitigate the downside risk associated with owning equity securities" has been replaced with "mitigate the risk of losses in downward market cycles associated with owning equity securities."

(v). If the Fund will rely principally on the option collar strategy, please substitute "will" for "may" in the third sentence of the third paragraph.

Response. The requested change has been made.

(vi). Please describe the option collar strategy with greater specificity. For example: (a) explain what criteria must be met to launch this aspect of the strategy; (b) discuss how the Adviser will identify the optimal reference holdings; (c) describe the criteria on which the Adviser will base the investment pool for the strategy; and (d) provide the percentage of the Fund's equity allocation that the option collar strategy utilized by the Fund is designed to hedge. The description should give an investor enough information to anticipate the types of circumstances under which the Adviser will utilize the option collar strategy.

Response. The following paragraph has been added in response to this comment:

The Fund will also utilize an option collar strategy as an overlay to the entirety of the Fund's equity allocation. The Adviser expects that the option collar strategy will be utilized continuously in connection with its equity allocation. The purpose of the Fund's option collar strategy is to "hedge" or mitigate the risk of losses in downward market cycles associated with owning equity securities. This strategy will involve (i) selling covered call options on equity securities held indirectly by the Fund to generate premium from such options, while (ii) simultaneously purchasing put options on the same underlying equity securities held indirectly by the Fund. The optimal reference holdings for the option collar strategy are identified by utilizing references that are assigned the same exposure (i.e. by region and market capitalization) as the exposure held through the Index Fund, with consideration given to the liquidity of such related instruments. In other words, the Fund will use references for the option collar strategy that directly align with the Fund's exposure held through the Index Fund. The Fund may also invest in total return swaps to gain the same or similar investment exposure as the option collar strategy.

(vi). Please revise the fourth paragraph to distinguish between the Fund's fixed income strategy and the fixed income strategy of the Legal & General Long Duration U.S. Credit Fund, including the portfolio construction responsibilities of the Fund's portfolio managers versus the Legal & General Long Duration U.S. Credit Fund's portfolio managers.

Rebecca Marquigny, Esq.

May 26, 2022

Response. The following change has been made in response to this comment:

With respect to its fixed income investments, the Fund will invest primarily in the Legal & General Long Duration U.S. Credit Fund (the "U.S. Credit Fund") to provide overall diversification for the Fund's portfolio. Through its investments in the U.S. Credit Fund, the Fund may gain exposure to fixed income securities such as securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities, municipal bonds, corporate bonds, supranational issuers (including emerging market issuers), asset-backed securities and mortgage-backed securities. In constructing the fixed income component of the Fund's portfolio through exposure to the U.S. Credit Fund, the Adviser's fixed income research analysts perform in-depth fundamental analysis and emphasize the following areas of focus in the research process: developing proprietary earnings models, forecasting free cash flow, analyzing asset valuations, and meeting with management. The Fund generally does not expect to hold any fixed income securities directly as part of its principal investment strategies.

6.	Comment. In the “Principal Risks” section:

(i). Please consider adding foreign investment risk and duration risk disclosure to the Fund's principal risks.

Response. The suggested risk disclosure has been added to the Fund's principal risks.

(ii). The Staff notes that the "Principal Risks" section includes disclosure regarding supranational entities risk. If the Fund will invest in debt obligations of supranational entities, please add corresponding language to the "Principal Investment Strategies" section. If not, please delete the related risk disclosure.

Response. The following language has been added to the "Principal Investment Strategies" section in response to this comment and in response to comment 5(vi) above:

"Through its investments in the U.S. Credit Fund, the Fund may gain exposure to fixed income securities such as securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities, municipal bonds, corporate bonds, supranational issuers (including emerging market issuers), asset-backed securities and mortgage-backed securities."

(iii). Please revise the fifth sentence of the risk factor titled "Indexing Strategy/Index Tracking Risk" to clarify that index tracking risk is related to the Fund's investments in an Underlying Fund managed with an indexing investment strategy.

Response. The following changes to the referenced sentence have been made:

~~While the Adviser seeks to track the~~ The performance of the Fund’s assets invested in such Underlying [~~Index] (i.e., achieve a high degree of correlation with the Underlying Index),~~ [~~the~~ ]Fund[~~’s return~~] may not match the ~~return~~ performance of the Underlying Fund’s Underlying Index~~. The~~ for a number of reasons.

(iv). The Staff notes that the "Principal Risks" section includes disclosure regarding asset-backed securities risk and mortgage-backed securities risk. If the Fund will invest in asset-backed securities and mortgage-backed securities, please add corresponding language to the "Principal Investment Strategies" section. If not, please delete the related risk disclosure.

Rebecca Marquigny, Esq.

May 26, 2022

Response. The following language has been added to the "Principal Investment Strategies" section in response to this comment and in response to comment 5(vi) above:

"Through its investments in the U.S. Credit Fund, the Fund may gain exposure to fixed income securities such as securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities, municipal bonds, corporate bonds, supra-national issuers, asset-backed securities and mortgage-backed securities."

(v). The Staff notes that the Adviser anticipates investment in LGIMA Underlying Funds that have been in operation for a short time. Please revise "New Fund Risk" to account for both the Fund and the LGIMA Underlying Funds.

Response. The changes below have been made to the referenced risk disclosure:

Because the Fund ~~is~~ and the LGIMA Underlying Funds are new, investors in the Fund bear the risk that the Fund and the LGIMA Underlying Funds in which the Fund invests may not be successful in implementing ~~its~~ their investment ~~strategy~~ strategies, may not employ ~~a~~ successful investment ~~strategy~~ strategies, or may fail to attract sufficient assets under management to realize economies of scale, any of which could result in the Fund being liquidated at any time without shareholder approval and at a time that may not be favorable for all shareholders. Such liquidation could have negative tax consequences for shareholders and will cause shareholders to incur expenses of liquidation.

7.	Comment. In the sections titled "More Information about the Fund's Investment Objective and Strategies" and "More Information about Risk" please include "Principal" before "Strategies" and "Risk" in accordance with Item 9 of Form N-1A.

Response. The requested changes have been made.

8.	Comment. In the "More Information about the Fund's Investment Objective and Strategies" section:

(i). Please consider providing more information about the portfolio construction considerations identified in the following sentence, including how these considerations influence the Adviser's purchase and sale decisions: "Other considerations that the Adviser may take into account when developing and maintaining the Fund's portfolio in an attempt to achieve the Fund's investment objective include time to fund maturity, inflation, and market return expectations."

Response. The following disclosure has been added following the referenced sentence:

"Based on the Adviser's assessment of such considerations, the Adviser may make further adjustments that include modifying the existing allocations among asset classes or, among other things, maintaining asset allocations for longer or shorter periods of time."

(ii). The Staff requests an explanation for how the blended benchmark index for the Fund satisfies the Form N-1A requirement for an "appropriate broad-based securities market index," in particular the requirement that the index be administered by an organization that is not an affiliated person of the fund, its investment adviser, or principal underwriter.

Rebecca Marquigny, Esq.

May 26, 2022

Response. The Trust respectfully submits that its blended benchmark index comprised of 60% MSCI World Index/40% Bloomberg US Long Credit Index is an appropriate broad-based securities index that reflects the Fund's target asset allocation strategy that emphasizes investments in equity securities in an amount equal to 60% of its assets and exposure to fixed-income securities in an amount equal to 40% of its assets. The Fund believes that its blended benchmark more accurately reflects the investment objective and strategies of the Fund than the benchmark's individual components, which themselves are widely-recognized and broad-based securities indices that represent the asset classes within the Fund's strategy. In addition, the Fund notes that its blended benchmark is a percentage allocation of the components, as disclosed in its prospectus, and that no affiliated person of the Fund or its investment adviser or principal underwriter selects the securities in the component indices. Rather, the MSCI World Index is administered by MSCI Limited (UK) and the Bloomberg US Long Credit Index is administered by Bloomberg, neither of which is an affiliated person of the Fund, its investment adviser, or its principal underwriter. Therefore, the Trust submits that no affiliated person of the Fund or its investment adviser or principal underwriter "administers" its blended benchmark in the sense contemplated by Instruction 5 to Item 27(b)(7) of Form N-1A. The Trust also notes that, once the Fund has had a full calendar year of performance, the performance of each component index will be listed separately within the Performance Information section of the Fund's prospectus, alongside the returns of the blended benchmark.

Further, the Trust is not aware of any authoritative guidance from the SEC or Staff indicating that a blended index cannot represent an "appropriate broad-based securities market index" as that term is used in Form N-1A. The Trust also believes that the Fund's use of a blended index approach is consistent with the limited authoritative guidance from the SEC and the Staff regarding the definition and purpose of an "appropriate broad-based securities market index." The SEC has stated that the purpose of including performance information for a broad-based securities market index is "to provide investors with a basis for evaluating a fund's performance and risks relative to the market"1 and that a fund has "a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests."2 For these reasons, the Trust respectfully submits that the Fund's use of a blended benchmark index complies with the requirements of Form N-1A and the SEC guidance cited above.

(iii). Please consider revising the phrase "During unusual economic or market conditions, or for temporary defensive or liquidity purposes," to clarify that the temporary defensive or liquidity measures will be employed in response to unusual economic or market conditions.

Response. The requested change has been made.

9.	Comment. Please review and reconcile any inconsistencies between Item 4 and Item 9 risk disclosure.

Response. The requested changes have been made.

10.	Comment. If the Adviser intends to focus on specific sectors, please identify such sector(s) and their principal risks.

[1]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-23064 (Mar. 13, 1998).

[2]	Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Rel. No. IC-17294 (Jan. 8, 1990).

Rebecca Marquigny, Esq.

May 26, 2022

Response. The Adviser confirms that the Fund is not expected to concentrate its investments in any specific sectors.

11.	Comment. In the "More Information about Risk" section:

(i). The Staff notes that the "Derivatives Risk" section includes disclosure regarding derivatives transactions conducted outside the U.S. If the Fund will engage in derivatives transactions conducted outside the U.S., please add corresponding language to the "Principal Investment Strategies" section. If not, please delete the related risk disclosure.

Response. Disclosure has been added to the "Principal Investment Strategies" section to clarify that through its investments in the Index Fund, the Fund expects to primarily invest in derivatives entered into on U.S. exchanges but may also be exposed to derivative transactions conducted outside the U.S.

(ii). The Staff notes that the "Supranational Debt Securities Risk" paragraph includes disclosure regarding debt securities issued or guaranteed by emerging market countries. If the Fund will invest in debt securities issued or guaranteed by emerging market countries, either directly or indirectly, please add corresponding language to the "Principal Investment Strategies" section. If not, please delete the related risk disclosure.

Response. Disclosure has been added to the "Principal Investment Strategies" section to clarify that the Fund may indirectly gain exposure to supranational issuers (including emerging market issuers) through its investments in the U.S. Credit Fund.

12.	Comment. The disclosure under "Information about Portfolio Holdings," states that the "Adviser may exclude any portion of a Fund's portfolio holdings or characteristics derived from the portfolio holdings from such publication when deemed in the best interest of the Fund." In light of this disclosure, if the Adviser intends to exclude any portion of a Fund's portfolio holdings from the quarterly portfolio holdings disclosure required by applicable law at times when deemed to be in the best interests of the Fund, please provide the legal basis for taking that position.

Response. The Trust has revised the second sentence of the referenced section to clarify that website publication of the Funds' portfolio holdings is "in addition to disclosure required by applicable law as discussed in the SAI." In addition, the Trust has added the following sentence to the end of the referenced section: "Nevertheless, as described in the SAI, the Fund will disclose its complete portfolio holdings quarterly, within 60 days of the end of each fiscal quarter." In light of the foregoing, the Trust believes that the section includes appropriate disclosure with respect to this matter.

13.	Comment. Please supplementally confirm whether the Trust intends to file the LGIM participating affiliate agreement as an exhibit to the Amendment or, if not, explain why the Trust is not required to do so pursuant to the relevant no-action letters.

Response. The Trust does not intend to file the participating affiliate agreement (for purposes of this response, the "agreement") as an exhibit to the Amendment. The Trust is not a party to the agreement between the Adviser and LGIM, nor is the agreement an investment advisory agreement with respect to the Trust. Indeed, the central tenet of the relief provided in the no-action letters being relied upon by the Adviser is that a participating affiliate such as LGIM is not considered an investment adviser or sub-adviser to the Trust and is not required to register as an investment adviser under the Investment Advisers Act of 1940, provided that it meets the relevant conditions set forth in those letters. As the agreement is neither an investment advisory agreement nor a material agreement of the Trust, the Trust believes that its intention not to file the agreement as an exhibit is consistent with Item 28 of Form N-1A.

Rebecca Marquigny, Esq.

May 26, 2022

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London
Brian T. London